

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2023

John Lorbiecki
Chief Financial Officer
Aclarion, Inc.
8181 Arista Place, Suite 100
Broomfield, Colorado 80021

> **Re: Aclarion, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 3, 2023**
> **File No. 333-273113**

Dear John Lorbiecki:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Richie at 202-551-7857 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: James H. Carroll